SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
TRANSACTION STATEMENT
Under Section 13(e) of the Securities Exchange Act of 1934
(Amendment No. 4)

HEALTH POWER, INC.
(Name of Issuer)

HEALTH POWER, INC.
ROBERT J. BOSSART, RANDY E. JONES,
RICHARD T. KURTH, PAUL A. MILLER,
DANIEL R. SULLIVAN, JONATHAN R. WAGNER,
SECURITY CAPITAL CORPORATION, AND
HP ACQUISITION CORPORATION

Common Stock, $0.01 Par Value
(Title of Class of Securities)

42219G 10 3
(CUSIP Number of Class of Securities)

Paul A. Miller, Esq. Health Power, Inc. c/o CompManagement, Inc. 6377 Emerald Parkway Dublin, Ohio 43016 (614) 760-8119 (614) 760-0702 (fax)	Joseph P. Boeckman, Esq. Baker & Hostetler LLP 65 East State Street Suite 2100 Columbus, Ohio 43215 (614) 462-4737 (614) 462-2616 (fax)	Michael J. Herling, Esq. Finn Dixon & Herling LLP One Landmark Square Stamford, Connecticut 06901 (203) 325-5000 (203) 348-5777 (fax)

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13E-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [_]

Calculation of Filing Fee

Transaction Value(1)	Amount Of Filing Fee
$ 27,612,506	$ 5,523

(1)	Determined in accordance with Rule 0-11(c) of the Securities Exchange Act of 1934. The fee was computed on the basis of the purchase of 3,888,460 shares of Common Stock of the Issuer at $ 6.98 cash per share plus the purchase of 245,827 options to purchase Common Stock of the Issuer in the aggregate amount of $ 471,056.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of Filing.

Amount Previously Paid: $ 5,523
Form or Registration No.: Schedule 14A
Filing Party: Health Power, Inc.
Date Filed: September 21, 2000

          This Amendment No. 4 to Transaction Statement on Schedule 13E-3 (this "Transaction Statement") is being filed jointly by Health Power, Inc., a Delaware corporation ("Health Power"), Robert J. Bossart, Randy E. Jones, Richard T. Kurth, Paul A. Miller, Daniel R. Sullivan, and Jonathan R. Wagner, all of whom are affiliates of Health Power (collectively, the "CMI Executive Team"), and Security Capital Corporation, a Delaware corporation ("Security Capital"), and HP Acquisition Corp., a Delaware corporation which is a subsidiary of Security Capital ("HP Acquisition") (Security Capital and HP Acquisition are hereinafter collectively referred to as the "Security Capital Entities"), in connection with the proposed merger of HP Acquisition with and into Health Power pursuant to an Agreement and Plan of Merger dated as of June 8, 2000, as amended (the "Merger Agreement"), by and among Health Power, HP Acquisition, and Security Capital.

ITEM 15.    ADDITIONAL INFORMATION

Item 15 is hereby amended and supplemented as follows:

     The Merger Agreement was adopted by approximately 84% of the outstanding shares of Common Stock, $0.01 par value, of Health Power (the "Common Stock") at a special meeting of stockholders of Health Power duly called and held on December 8, 2000. On December 21, 2000, the merger of HP Acquisition with and into Health Power was completed following the satisfaction of other conditions precedent to closing. As a result, and pursuant to the terms of the Merger Agreement, each issued and outstanding share of Common Stock was converted into the right to receive $6.94 in cash, without interest thereon (the "Merger Consideration"). The Merger Consideration reflected a reduction of $0.09 per share from the merger consideration described in Health Power's Proxy Statement dated November 17, 2000, due to an increase in Health Power's indebtedness between the date of the Proxy Statement and the date of the closing, which in turn caused a decrease in the total cash merger consideration payable to Health Power's stockholders under the Merger Agreement.

ITEM 16.    EXHIBITS

Item 16 is hereby amended and supplemented as follows:

99.01	Certificate of Merger filed with the Delaware Secretary of State at 8:00 a.m. on December 21, 2000.

99.02	Press release issued by Security Capital Corporation on December 21, 2000.

SIGNATURES

          After due inquiry, and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

HEALTH POWER, INC. (1)

Dated: December 27, 2000	By /s/ Robert J. Bossart Robert J. Bossart, Chairman

Dated: December 27, 2000	/s/ Robert J. Bossart Robert J. Bossart

Dated: December 27, 2000	Randy E. Jones* Randy E. Jones

Dated: December 27, 2000	Richard T. Kurth* Richard T. Kurth

Dated: December 27, 2000	Paul A. Miller* Paul A. Miller

Dated: December 27, 2000	Daniel R. Sullivan* Daniel R. Sullivan

Dated: December 27, 2000	Jonathan R. Wagner* Jonathan R. Wagner

SECURITY CAPITAL CORPORATION

Dated: December 27, 2000	By /s/ Brian D. Fitzgerald Brian D. Fitzgerald, Chairman

(1)	For itself and as successor-by-merger to HP Acquisition Corp.

*	The undersigned, Robert J. Bossart, by signing his name hereto, does hereby execute this Schedule 13E-3 Transaction Statement on behalf of each of the persons indicated above pursuant to Powers of Attorney executed by such persons and filed with the Securities and Exchange Commission as an exhibit to this Transaction Statement.

Dated: December 27, 2000	/s/ Robert J. Bossart Robert J. Bossart, Attorney in Fact

                        EXHIBIT INDEX

Exhibit No.	Description of Exhibit	If Incorporated by Reference, Document with which Exhibit was Previously Filed with Securities and Exchange Commission

99.01	Certificate of Merger filed with the Delaware Secretary of State at 8:00 a.m. on December 21, 2000.	Contained herein.

99.02	Press release issued by Security Capital Corporation on December 21, 2000.	Contained herein.